# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU INC., CIK 0001413855
CUSIP: G3314G128
Title of class of securities: Class A ordinary share, par value $0.002 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 10/12/2026
Filed by CIK 0002164054
Persons authorized to receive notices and communications: Magnus Management Limited, c/o Zack Zhang, Room 101,, 1 Ho Man Tin Hill Road, Ho Man Tin,, Kowloon, Hong Kong (K3), 000000, 0086 18761850686; Zack Zhang, Room 101,, 1 Ho Man Tin Hill Road, Ho Man Tin,, Kowloon, Hong Kong (K3), 000000, 0086 18761850686

## Reporting persons
- Magnus Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 34,333,332; shared voting power 0; sole dispositive power 34,333,332; shared dispositive power 0; aggregate amount beneficially owned 34,333,332 (56.12% of the class)
  Comment: Note to Row 7, 9, 11: Represents 34,333,332 Class A ordinary shares directly held by Magnus Management Limited, which is 100% owned by Zack Zhang.
  
  Note to Row 13: The percentage calculation is based on 61,175,748 ordinary shares, including 50,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of October 12, 2026 according to the records of the Issuer.
- Zack Zhang (CIK 0002164054): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 34,333,332; shared voting power 0; sole dispositive power 34,333,332; shared dispositive power 0; aggregate amount beneficially owned 34,333,332 (56.12% of the class)
  Comment: Note to Row 7, 9, 11: Represents 34,333,332 Class A ordinary shares directly held by Magnus Management Limited, which is 100% owned by Zack Zhang.
  
  Note to Row 13: The percentage calculation is based on 61,175,748 ordinary shares, including 50,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of October 12, 2026 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.002 per share
Name of issuer: AIFU INC.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is being jointly filed by Magnus Management Limited and Zack Zhang (the "Reporting Persons").
Residence or business address:
The registered address of Magnus Management Limited is Room 502C, 5/F, Ho King Commercial Centre, 2-16 Fayuen Steet, Mong Kok, Hong Kong.

The address of Zack Zhang is Room 101, 1 Ho Man Tin Hill Road, Ho Man Tin, Kowloon, Hong Kong.
Present principal occupation or employment: Zack Zhang serves as a Director of Magnus Management Limited, which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Magnus Management Limited is a limited company incorporated under the laws of Hong Kong. Zack Zhang is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

The consideration for the Transaction described in Item 5 was funded by personal funds provided by Zack Zhang.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Ordinary Shares. The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Magnus Management Limited beneficially owns 34,333,332 Class A ordinary shares of the Issuer, representing approximately 56.12% of the Issuer's total issued and outstanding ordinary shares and approximately 3.19% of the total voting power.

Magnus Management Limited is 100% owned by Zack Zhang. Consequently, Zack Zhang may be deemed to beneficially own the Ordinary Shares held by Magnus Management Limited.

The percentage calculation is based on 61,175,748 ordinary shares, including 50,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of October 12, 2026 according to the records of the Issuer.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of the Issuer reported in the Schedule 13D.
Transactions in the class effected during the past sixty days:
On September 24, 2026, the Issuer entered into a securities purchase agreement with Magnus Management Limited and several other investors, pursuant to which Magnus Management Limited agreed to subscribe for, and the Company agreed to issue and sell to Magnus Management Limited, (i) 34,333,332 Class A ordinary shares, par value US$0.002 per share, of the Issuer, at a purchase price of $3.0 per share (the "Per Share Purchase Price"), for a total price of $102,999,996 (the "Share Issuance"), and (ii) a warrant to purchase up to 68,666,664 additional Class A ordinary shares of the Issuer. 50% of the warrant will be exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250% of the Per Share Purchase Price. The Share Issuance was completed on October 12, 2026. Upon closing of the Share Issuance, Magnus Management Limited holds approximately 56.12% of the Issuer's total outstanding shares, representing 3.19% of its total voting power.

During the 60 days preceding the filing of the Schedule 13D, neither of the Reporting Persons has effected any other transactions in the Ordinary Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3, Item 4 and Item 5 of the Schedule 13D is incorporated by reference. Form of the securities purchase agreement and form of warrant have been filed by the Issuer with the SEC as Exhibit 99.2 and Exhibit 99.3, respectively, to Form 6-K on September 24, 2026, which is hereby incorporated by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated November 6, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Magnus Management Limited (filed herewith)
Exhibit 3: Form of Securities Purchase Agreement, dated September 24, 2026 by and among AIFU Inc., and certain investors (incorporation by reference to Exhibit 99.2 to the Form 6-K of AIFU Inc. filed with the Commission on September 24, 2026)
Exhibit 4: Form of Warrant, dated September 24, 2026 (incorporation by reference to Exhibit 99.3 to the Form 6-K of AIFU Inc. filed with the Commission on September 24, 2026)

## Signatures
- Magnus Management Limited: /s/ Zack Zhang, Zack Zhang /Director (11/06/2026)
- Zack Zhang: /s/ Zack Zhang, Zack Zhang (11/06/2026)